SEQUIAM CORPORATION
300 Sunport Lane
Orlando, Florida 32809
Telephone: (407) 541-0773
Facsimile: (407) 240-1431

April 4, 2006

Via Facsimile: 202-772-9210
(Telephone: 202-551-3397)

Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549

Attention:	Jay Ingram

	Re:	Sequiam Corporation (the “Company”)
Registration Statement No. 333-130806 on Form SB-2/A

Dear Mr. Ingram:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the Company’s Registration Statement on Form SB-2/A (Registration No. 333-130806) effective at 5:00 p.m. Eastern Time, Wednesday, April 5, 2006, or as soon thereafter as practicable.

Please provide a copy of the Commission’s order declaring the Registration Statement effective to Andrew R. Finkelstein, Esq., at Greenberg Traurig, P.A., 450 S. Orange Avenue, Orlando, Florida 32801. If possible, please send by facsimile to (407) 650-8472.

The Company understands and acknowledges that:

- should the Commission, or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Mr. Jay Ingram
Securities and Exchange Commission
April 4, 2006

- the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully yours,
SEQUIAM CORPORATION

By:	/s/ Mark L. Mroczkowski
Mark L. Mroczkowski
Senior Vice President and Chief Financial Officer